Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Announces Partnership With Peach Bowl, Inc.

Versus to provide fan engagement for one of the “New Year’s Six Bowls” for NCAA
Football and the College Football Playoff

LOS ANGELES, July 15, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced a strategic partnership with Peach Bowl, Inc. to power technology behind interactive experiences for live events and digital activations.

Peach Bowl, Inc. operates the Chick-fil-A Peach Bowl, one of New Year’s Six Bowls selected to host the College Football Playoff. Peach Bowl, Inc. recently signed an extension with the CFP ensuring its inclusion in the New Year’s Six until 2025, with future Semifinals in 2022 and 2025. Peach Bowl, Inc. additionally owns and manages the Chick-fil-A Kickoff Game, the Peach Bowl Challenge charity golf tournament and is the presenting sponsor and manager of The Dodd Trophy national coach of the year award.

“Versus is proud to announce our partnership to bring fan engagement and rewards to college football fans,” said Matthew Pierce, CEO of Versus Systems. “We look forward to working with Peach Bowl, Inc. and their partners to reward fans at college football’s most exciting live events, whether they’re at the venue, at home, or anywhere they’re watching the game or supporting their team.”

About Peach Bowl, Inc.

Peach Bowl, Inc. operates the Chick-fil-A Peach Bowl, one of the New Year’s Six Bowls selected to host the College Football Playoff. The Bowl has earned a reputation as one of the most competitive bowls in the country, with 53 percent of its games being decided by a touchdown or less. Peach Bowl, Inc. has disbursed $292.5 million in total team payouts over its 53-year history and have drawn an all-time ESPN viewership of 280.4 million for both the Chick-fil-A Peach Bowl and Chick-fil-A Kickoff Games. Peach Bowl, Inc. also leads all other bowl game organizations in charitable and scholarship contributions, having donated or committed $57.9 million to organizations in need since 2002. Peach Bowl, Inc. created and manages the Chick-fil-A Kickoff Game, the Peach Bowl Challenge charity golf tournament, manages The Dodd Trophy national coach of the year award and led the relocation and financial foundation of the College Football Hall of Fame to Atlanta. For more information, visit Chick-fil-APeachBowl.com or follow us on Twitter at @CFAPeachBowl and find us on Facebook at Facebook.com/CFAPeachBowl.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.